[redacted]

SECURI 07001414 ON

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45538 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JGB International, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 Powers Ferry Road, Third Floor
(No. and Street)

| Atlanta | Georgia | 30339 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Kay Black (770) 690-1516
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

| 600 Peachtree Street, N.E., Suite 1900 | Atlanta | Georgia | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 0 2007 WASH. D.C. 185

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, J. Gordon Beckham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JGB International, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public

ADONNA RUSK
MY COMMISSION EXPIRES
OCT. 7, 2010
COBB CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JGB INTERNATIONAL, INC.

# FINANCIAL STATEMENTS

# DECEMBER 31, 2006 AND 2005

# JGB INTERNATIONAL, INC.

*Table of Contents*

*December 31, 2006 and 2005*

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of JGB International, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JGB International, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

February 7, 2007

# JGB INTERNATIONAL, INC.

## *Statements of Financial Condition*

**Assets**

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| Current Assets: | | |
| Cash | $ 11,485 | $ 66,853 |
| Total Assets | $ 11,485 | $ 66,853 |

**Liabilities and Stockholder's Equity**

| | 2006 | 2005 |
|---|---|---|
| Current Liabilities: | | |
| Accounts payable to affiliate | $ 476 | $ 55,600 |
| Total liabilities | 476 | 55,600 |
| Stockholder's Equity: | | |
| Common stock, no par value, 100,000 shares authorized; 50,000 shares issued and outstanding | 50,000 | 50,000 |
| Additional paid-in-capital | 10,000 | 10,000 |
| Capital repayment | (48,146) | (48,146) |
| Accumulated deficit | (845) | (601) |
| Total stockholder's equity | 11,009 | 11,253 |
| Total Liabilities and Stockholder's Equity | $ 11,485 | $ 66,853 |

See notes to financial statements.

# JGB INTERNATIONAL, INC.

## *Statements of Operations*

| | For the Years Ended December 31, 2006 | 2005 |
|---|---|---|
| Revenues: | | |
| Interest income | $ 4 | $ 50 |
| Expenses: | | |
| Bank charges | 248 | 180 |
| Net loss | $ (244) | $ (130) |

See notes to financial statements.

# JGB INTERNATIONAL, INC.

***Statements of Stockholder's Equity***

***For the Years Ended December 31, 2006 and 2005***

| | Common Stock | Additional Paid-in-Capital | Capital Repayment | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2004 | $ 50,000 | $ 10,000 | $ (48,146) | $ (471) | $ 11,383 |
| Net loss | - | - | - | (130) | (130) |
| Balance, December 31, 2005 | 50,000 | 10,000 | (48,146) | (601) | 11,253 |
| Net loss | - | - | - | (244) | (244) |
| Balance, December 31, 2006 | $ 50,000 | $ 10,000 | $ (48,146) | $ (845) | $ 11,009 |

See notes to financial statements.

# JGB INTERNATIONAL, INC.

***Statements of Cash Flows***

| Increase (Decrease) in Cash | *For the Years Ended December 31,* | |
|---|---|---|
| | *2006* | *2005* |
| **Cash flows from operating activities:** | | |
| **Net loss** | $ (244) | $ (130) |
| **Changes in assets and liabilities:** | | |
| Accounts payable to affiliate | (55,124) | 55,494 |
| Net cash (used in) provided by operating activities | (55,368) | 55,364 |
| **Cash, beginning of year** | 66,853 | 11,489 |
| **Cash, end of year** | $ 11,485 | $ 66,853 |

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

JGB International, Inc. (the Company) is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company holds securities industry registration licenses for certain employees of McCamish Systems, LLC, an affiliated company related through common ownership (Affiliate) (see Note 3).

The Company was incorporated under the laws of the State of Georgia in January 1993 and is located in Atlanta, Georgia.

The following is a summary of the more important accounting principles and policies followed by the Company:

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses, and credits are reported on the stockholder's individual income tax returns.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $8,957 which was $3,957 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.3 to 1 at December 31, 2006. At December 31, 2005, the Company had net capital of $9,238 which was $4,238 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.2 to 1 at December 31, 2005.

Note 3 - Transactions with related parties:

The Affiliate absorbs all of the expenses of the Company. Total expenses incurred during 2006 and 2005 by the Affiliate were $38,559 and $44,800, respectively. At December 31, 2006 and 2005, the Company had $2,052 and $2,015, respectively, due from the Affiliate which has been offset against the related liability.

In January 2004, the Company entered into an expense sharing and management agreement where by the Affiliate agreed to provide comprehensive management services to the Company and agreed to reimburse the Company for all direct and indirect expenses incurred by the Company, as defined in the agreement. Additionally, the Company agreed to pay the Affiliate a management fee equal to 90% of the Company's net income, as defined.

Note 4 - Equity:

In connection with an ownership transfer in 2000, the Company made a distribution, which represented a return of capital to the former stockholder, in the amount of $48,146.

SUPPLEMENTAL INFORMATION

# JGB INTERNATIONAL, INC.

***Schedule 1: Reconciliation of Audited and Unaudited Reports***

***December 31, 2006 and 2005***

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2006 and 2005, and the calculation of net capital per the audited financial statements as of December 31, 2006 and 2005, for JGB International, Inc.

See independent auditors' report.

Note: There were no adjustments.

# JGB INTERNATIONAL, INC.

## *Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission*

| | For the Years Ended December 31, | |
|---|---|---|
| | 2006 | 2005 |
| **COMPUTATION OF NET CAPITAL** | | |
| Total stockholder's equity from statements of financial condition | $ 11,009 | $ 11,253 |
| Deduct amounts not allowable for net capital* | 2,052 | 2,015 |
| Total stockholder's equity qualified for net capital | 8,957 | 9,238 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | - | - |
| Other deductions or allowable credits | - | - |
| Total capital and allowable subordinated borrowings | 8,957 | 9,238 |
| Deductions and/or charges: | | |
| Total nonallowable assets | - | - |
| Other deductions and/or charges | - | - |
| Net capital before haircuts on securities positions (tentative net capital) | 8,957 | 9,238 |
| Haircuts on securities | - | - |
| Net capital | $ 8,957 | $ 9,238 |

* Represents amount due from a related party. As described in Note 3 to the financial statements, this related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, such amount was not considered to be an asset of JGB International, Inc. Instead, it has been offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc.

*Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued*

| | For the Years Ended December 31, 2006 | 2005 |
|---|---|---|
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities from statements of financial condition* | $ 2,528 | $ 57,615 |
| Add: | | |
| Other unrecorded amounts | - | - |
| Total aggregate indebtedness | $ 2,528 | $ 57,615 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ 169 | $ 3,841 |
| Minimum dollar requirement | $ 5,000 | $ 5,000 |
| Net capital requirement | $ 5,000 | $ 5,000 |
| Excess net capital | $ 3,957 | $ 4,238 |
| Excess net capital at 1000% | $ 8,704 | $ 3,477 |
| Percentage of aggregate indebtedness to net capital | 28 % | 624 % |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 8,957 | $ 9,238 |
| Net audit adjustments | - | - |
| Net capital per previous page | $ 8,957 | $ 9,238 |

*As described in Note 3 to the financial statements, a related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, the amount due from the related party was not considered to be an asset of JGB International, Inc. and was offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc. This amount represents the gross liability as of December 31, 2006 and 2005, respectively.

See independent auditors' report.

# JGB INTERNATIONAL, INC.

*Schedule 4: Exemption from SEC Rule 15c3-3*

*December 31, 2006 and 2005*

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of JGB International, Inc. (the Company) for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Frazier & Deeter, LLC

February 7, 2007

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

February 7, 2007

To the Board of Directors and Stockholder of
JGB International, Inc.

In planning and performing our audit of the financial statements of JGB International, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

Financial Reporting

While conducting audit fieldwork, we noted that Company's management required the assistance of the outside auditors to prepare its financial statements, including the required disclosures. We observed that this was primarily due to an understaffed accounting department. As a result, the Company does not have a system of internal controls in place with respect to financial reporting that ensures that there is only a remote possibility that a more than insignificant error would be detected during the preparation and review of the financial statements. This situation constitutes a significant deficiency in the internal controls over financial reporting during the current period. The Company should consider hiring an additional employee to the accounting department that, among other things, can assist in preparing the financial statements.

Required Communications

We have audited the financial statements of JGB International, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 7, 2007. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated November 27, 2006, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal controls of JGB International, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal controls.

Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by JGB International, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted, and the application of existing policies was not changed during 2006. We noted no transactions entered into by the Company during the year that were both significant and unusual and of which, under professional standards, we are required to inform you or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

We evaluated the key factors and assumptions used to develop the Company's estimates and, through discussions with management, noted that amounts were fairly stated in accordance with U.S. generally accepted accounting principles.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated).

There were no proposed audit adjustments to the Company.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

To the Board of Directors and Stockholder
Page Four
February 7, 2007

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the information and use of management, the Board of Directors and Stockholder of JGB International, Inc. and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Frazier & Deeter, LLC

Frazier & Deeter, LLC

END